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                          [MDT Corporation Letterhead]

                                                                    May 17, 1996

Dear Stockholder:

     I am pleased to inform you that on May 12, 1996, MDT Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Getinge Industrier AB and Getinge Acquisition Corp. ("Purchaser"). Pursuant to the Merger Agreement, Purchaser today commenced a tender offer to purchase all outstanding shares of the Company's Common Stock (the "Shares") for $4.50 per share in cash. Under the Merger Agreement, if at least two-thirds of the Shares are tendered, the tender offer will be followed by a merger of Purchaser into the Company. In the merger, each share of Common Stock will be converted into the same consideration as is paid in the tender offer (other than shares held by the Purchaser and by dissenting stockholders, if any).

     The board of directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and has unanimously determined that each of the Merger Agreement, the tender offer and the merger is fair to, and in the best interests of, the stockholders of the Company. The board of directors of the Company unanimously recommends that stockholders accept the offer, tender their Shares and approve and adopt the Merger Agreement and the merger.

     Accompanying this letter is a Schedule 14D-9, which describes the board's decision to recommend the tender offer and the merger. This document contains important information relating to the transaction, and we urge you to read it carefully.

                                          Sincerely,

                                          J. Miles Branagan
                                          Chairman of the Board of Directors,
                                          Chief Executive Officer and President